SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         BRAUVIN REAL ESTATE FUND L.P. 5
                            (Name of Subject Company)

 MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD
   INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13,
    LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

     Transaction                                            Amount of
      Valuation*                                            Filing Fee

      $495,000                                                $99.00

* For purposes of calculating the filing fee only. Assumes the purchase of 4,950 Units at a purchase price equal to $100 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") to purchase up to 4,950 Units of limited partnership interest (the "Units") in BRAUVIN REAL ESTATE FUND L.P. 5, a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $100 per Unit, less the amount of any distributions declared or made with respect to the Units between June 21, 2001 (the "Offer Date") and July 27, 2001 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson, Inc. is named as an offeror herein because it is deemed to control certain of the Purchasers, but it is not otherwise participating in the offer described in this schedule. The number of Units subject to the Offer will be reduced to the extent necessary to cause the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of Units in excess of this amount may be prohibited under the Partnership's limited partnership agreement.

         The Issuer had 9,914.5 Units issued and outstanding held by approximately 700 Unit holders as of December 31, 2000, according to its annual report on Form 10-K for the year then ended. The Purchasers and their affiliates currently beneficially own an aggregate of 1,438 Units, or approximately 14.5% of the outstanding Units. The 4,950 Units subject to the Offer constitute approximately 49.9% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 6,579.75 Units or approximately 64.4% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $495,000 in aggregate purchase price, which the Purchasers will fund out of their current working capital.

The address of the Issuer's principal executive offices is 30 N. LaSalle Street, Suite 3100, Chicago, Illinois 60602.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated June 21, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated June 21, 2001

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 21, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MORAGA GOLD, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 13, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


MORAGA FUND 1, L.P

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


/s/ STEVEN GOLD
-----------------------------------
Steven Gold




























                                        3


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                                  EXHIBIT INDEX


Exhibit           Description                                           Page

(a)(1)   Offer to Purchase dated June 21, 2001

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated June 21, 2001

(a)(4)   Advertisement